2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

PRESS RELEASE

Mr. Adolf H. Lundin has passed away

October 2, 2006

Lundin Mining Corporation ("Lundin Mining") regrets to inform that the Company's founding Board member, Mr. Adolf H. Lundin has passed away after a long period of illness.

Mr. Adolf Lundin, who founded Lundin Mining (at the time named South Atlantic Ventures) together with his eldest son Lukas in the mid 1990's and has since been a member of the Board of Directors of the Company, passed away in Geneva on Saturday September 30th, 2006 at the age of 73.

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.

For further information, please contact :

Robert Eriksson, Investor Relations: +46 701 11 26 15
E-mail: robert.eriksson@lundinmining.com

Sophia Shane, Investor Relations: 604 689 7842
E-mail: sophias@namdo.com